UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Lufax Holding Ltd

(Name of Issuer)

Ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

54975P102**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

This CUSIP applies to the American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts. Two ADSs represent one ordinary share, par value US$0.00001 per share. No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 54975P102

1.	Names of Reporting Persons. An Ke Technology Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 285,000,000
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 285,000,000
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 285,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 23.1%[1]
12.	Type of Reporting Person CO

[1]

Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,231,150,560 ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer.

CUSIP No. 54975P102

1.	Names of Reporting Persons. China Ping An Insurance Overseas (Holdings) Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 189,905,000
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 189,905,000
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 189,905,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 15.4%[2]
12.	Type of Reporting Person CO

[2]

Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,231,150,560 ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer.

CUSIP No. 54975P102

1.	Names of Reporting Persons. Ping An Insurance (Group) Company of China, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 474,905,000
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 474,905,000
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 474,905,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 38.6%[3]
12.	Type of Reporting Person HC-CO

[3]

Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,231,150,560 ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer. The ordinary shares reported by Ping An Insurance (Group) Company of China Ltd., as a parent holding company, are held of record by An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited.

Schedule 13 G

CUSIP No. 54975P102

ITEM 1.

(a) Name of Issuer: Lufax Holding Ltd

(b) Address of Issuer’s Principal Executive Offices: 15/F, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, People’s Republic of China

ITEM 2.

(a) Name of Person Filing:

An Ke Technology Company Limited

China Ping An Insurance Overseas (Holdings) Limited

Ping An Insurance (Group) Company of China, Ltd.

(b) Address of Principal Business Office, or if None, Residence:

An Ke Technology Company Limited: Suite 2353, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

China Ping An Insurance Overseas (Holdings) Limited: Suite 2318, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Ping An Insurance (Group) Company of China, Ltd.: Ping An Finance Building, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, People’s Republic of China.

(c) Citizenship:

An Ke Technology Company Limited: Hong Kong

China Ping An Insurance Overseas (Holdings) Limited: Hong Kong

Ping An Insurance (Group) Company of China, Ltd.: People’s Republic of China

(d) Title of Class of Securities: ordinary shares, par value US$0.00001 per share, of the Issuer

(e) CUSIP Number: 54975P102

CUSIP number 54975P102 has been assigned to the ADSs of the Issuer. Two ADSs represent one ordinary share of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)	Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Exhibit 99.2

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

An Ke Technology Company Limited
By:	/s/ Shiyong Wang
	Name:	Shiyong Wang
	Title:	Director

China Ping An Insurance Overseas (Holdings) Limited

By:	/s/ Hoi Tung
	Name:	Hoi Tung
	Title:	Director

Ping An Insurance (Group) Company of China, Ltd.

By:	/s/ Mingzhe Ma
	Name:	Mingzhe Ma
	Title:	Legal Representative

Exhibit Index

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Item 7 Information